Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Office of General Counsel

May 12, 2021

By Electronic Mail

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 10, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Data Storage Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Common Stock, Par Value $0.001 Per Share
Warrants to Purchase Shares of Common Stock,
Par Value $0.001 Per Share


We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,